UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UCP, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

90265Y106

(CUSIP Number)

Dale Francescon

Chairman of the Board of Directors and Co-Chief Executive Officer

Century Communities, Inc.

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

(303) 770-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2017

(Date of Event which Requires Filing of this Statement)

Copies to:

Mark J. Kelson, Esq. Greenberg Traurig, LLP 1840 Century Park East, Suite 1900 Los Angeles, California 90067 Phone: (310) 586-7700 Email: kelsonm@gtlaw.com	Clifford E. Neimeth, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 Phone: (212) 801-9200 Email: neimethc@gtlaw.com

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90265Y106

1	NAME OF REPORTING PERSONS Century Communities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,401,722 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,401,722 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.7% (2) (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Beneficial ownership of shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of the Issuer is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares of Class A Common Stock by virtue of the obligations of, including the grant to the Reporting Person of a voting proxy by, PICO Holdings, Inc., a California corporation and the majority stockholder of the Issuer (“PICO”), under the Voting Support and Transfer

Restriction Agreement described in Items 4 and 5 of this Schedule 13D, for the benefit of the Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any such shares of Class A Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	Pursuant to the Exchange Agreement, dated as of July 23, 2013, among the Issuer, UCP, LLC, a Delaware limited liability company and subsidiary of the Issuer, and PICO (the “Exchange Agreement”), PICO (and certain permitted transferees) may exchange Series A Units of UCP, LLC held by PICO for shares of Class A Common Stock based on the Exchange Rate (as defined in the Exchange Agreement) at the time of such exchange. As of March 31, 2017, the 10,593,000 Series A Units of UCP, LLC held by PICO are exchangeable for 10,401,722 shares of Class A Common Stock.
(3)	This percentage is based on (i) 7,958,314 shares of Class A Common Stock outstanding as of March 31, 2017, in reliance on the representation made by the Issuer in the Agreement and Plan of Merger, dated as of April 10, 2017, by and among the Reporting Person, Casa Acquisition Corp., and the Issuer, and (ii) 10,593,000 Series A Units of UCP, LLC held by PICO as of March 31, 2017, which are exchangeable for 10,401,722 shares of Class A Common Stock. Assuming full conversion of all Series A Units of UCP, LLC held by PICO into shares of Class A Common Stock, as of March 31, 2017, the Series A Units of UCP, LLC held by PICO represent 56.7% of the total number of outstanding shares of Class A Common Stock.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of UCP, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 99 Alameda Boulevard, Suite 400, San Jose, CA 95113.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Century Communities, Inc., a Delaware corporation (the “Reporting Person”).

(b)	The address of the principal business office of the Reporting Person is 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111.

(c)	The principal business of the Reporting Person is the development, design, construction, marketing, and sale of single-family attached and detached homes in metropolitan areas in Colorado, Texas, Nevada, Georgia, and Utah. The names of the directors and executive officers of the Reporting Person and their business address are set forth on Schedule A hereto.

(d)	During the last five years, the Reporting Person has not, and to the Reporting Person’s knowledge, none of the persons listed on Schedule A hereto has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not, and to the Reporting Person’s knowledge, none of the persons listed on Schedule A hereto has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The citizenship of each of the persons listed on Schedule A hereto is set forth on Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 below, the Reporting Person, Casa Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Reporting Person (“Merger Sub”), and the Issuer entered into the Agreement and Plan of Merger, dated as of April 10, 2017 (the “Merger Agreement”).

As a material inducement for, and as a condition to the willingness of, the Reporting Person to enter into the Merger Agreement, PICO Holdings, Inc., a California corporation and the majority stockholder of the Issuer holding approximately 57% of the aggregate voting power attributable to all outstanding shares of capital stock of the Issuer (“PICO”), entered into the Voting Support and Transfer Restriction Agreement, dated as of April 10, 2017, with the Reporting Person, Merger Sub, for the limited purposes set forth therein, the Issuer, and for the limited purposes set forth therein, UCP, LLC (the “Voting Agreement”). Pursuant to the Voting Agreement, PICO, with respect to the shares of capital stock of the Issuer held by PICO (and any additional shares of capital stock of the Issuer acquired by PICO after the date of the Voting Agreement), has agreed, among other things, to vote all of the shares of capital stock of the Issuer held by it in favor of the Merger Agreement and the transactions contemplated under the Merger Agreement.

The Reporting Person did not pay additional consideration to PICO in connection with the execution and delivery of the Voting Agreement and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

Merger Agreement

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Issuer’s stockholders, the Issuer will be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly-owned subsidiary of the Reporting Person (the “Surviving Corporation”).

Pursuant to the terms of the Merger Agreement, (i) Merger Sub will prepare and file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), and the Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as the Reporting Person and the Issuer may agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”), (ii) the certificate of incorporation of Merger Sub as in effect immediately before the Effective Time will be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by law, (iii) the bylaws of Merger Sub as in effect immediately before the Effective Time will be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by law, (iv) the directors of Merger Sub immediately before the Effective Time will be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal, or until their respective successors are duly elected and qualified, as the case may be, and (v) the officers of Merger Sub immediately before the Effective Time will be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal, or until their respective successors are duly elected or appointed and qualified, as the case may be.

After the Effective Time, the Reporting Person, Merger Sub, and the Issuer will cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Issuer’s Class A Common Stock from the New York Stock Exchange, and terminate the Issuer’s registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete terms of the Merger Agreement, including, among others, covenants of each of the Issuer and the Reporting Person (i) with respect to the conduct of its business during the interim period between the execution of the Merger Agreement and consummation of the Merger, and (ii) not to engage in certain kinds of transactions during such period.

The above description of the Merger Agreement and the copy of the Merger Agreement filed as Exhibit 1 hereto have been included to provide investors with summary information regarding its terms. The Merger Agreement contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to investors, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

Voting Agreement

Pursuant to the Exchange Agreement, dated as of July 23, 2013, among the Issuer, UCP, LLC, a Delaware limited liability company and subsidiary of the Issuer, and PICO (the “Exchange Agreement”), PICO (and certain permitted transferees) may exchange Series A Units of UCP, LLC held by it for shares of Class A Common Stock of the Issuer based on the Exchange Rate (as defined in the Exchange Agreement) at the time of such exchange. In addition, PICO holds 100 shares of Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), of the Issuer, providing PICO with no economic rights but entitling PICO, without regard to the number of shares of Class B Common Stock held by it, to one vote for each Series A Unit of UCP, LLC held by it, with respect to matters presented to the stockholders of the Issuer. As of March 31, 2017, PICO held 10,593,000 Series A Units of UCP, LLC (which are exchangeable for 10,401,722 shares of Class A Common Stock) and 100 shares of Class B Common Stock of the Issuer (such securities, together with all other shares of capital stock of the Issuer acquired by PICO and its affiliates from and after the date of the Voting Agreement, being referred to as the “PICO Shares”), which provided PICO with approximately 57% of the aggregate voting power of the outstanding Class A Common Stock and Class B Common Stock.

Pursuant to the Voting Agreement, PICO has agreed (i) to appear and be present at all meetings of the Issuer’s stockholders and otherwise cause all PICO Shares to be counted for purposes of determining a quorum, and (ii) to (A) affirmatively vote and cause to be voted all PICO Shares in favor of (“for”), or, if action is to be taken by written consent in lieu of a meeting of the Issuer’s stockholders, deliver to the Issuer a duly executed affirmative written consent in favor of (“for”), the adoption of the Merger Agreement by the Issuer’s stockholders and approval of the Merger and the other transactions contemplated under the Merger Agreement; and (B) vote and cause to be voted all PICO Shares against, and not provide any written consent with respect to or for, the adoption or approval of (1) any Company Takeover Proposal (as defined in the Merger Agreement) and the transactions contemplated thereby, (2) any action or agreement (including, without limitation, any amendment of any agreement to which the Issuer or any subsidiary of the Issuer is a party or to which any assets or properties of the Issuer or any Company Subsidiary is subject or bound) that PICO knows, or would reasonably be expected to know, would result in (x) a breach or violation of, or non-compliance with, any representation, warranty, covenant, agreement, or other obligation of the Issuer or any subsidiary or affiliate of the Issuer set forth in the Merger Agreement, or (y) the failure of any of the conditions to the obligations of the Reporting Person or Merger Sub to consummate the Merger and the other transactions contemplated under the Merger Agreement set forth in Sections 7.01 and 7.02 of the Merger Agreement, (3) any change in the size, term in office, or composition of the board of directors of the Issuer, and (4) any agreement (including, without limitation, any amendment, waiver, release from, or non-enforcement of any agreement), any amendment or restatement of the certificate of incorporation or bylaws of the Issuer, or any other action (or failure to act) that is intended or would reasonably be expected to prevent, interfere with, or materially impair or delay, the consummation of the Merger or any of the other transactions contemplated under the Merger Agreement in accordance with their terms.

Furthermore, as part of the Voting Agreement, and as security for and in furtherance of the agreements described in the preceding paragraph, to the extent that PICO fails to comply with any of its voting and other obligations as to voting pursuant to the Voting Agreement, PICO has irrevocably granted to, constituted and appointed the Reporting Person and each of the executive officers of the Reporting Person, in their respective capacities as executive officers of the Reporting Person, as the case may be, as PICO’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of PICO, to vote all PICO Shares that are owned beneficially and/or held of record by PICO and its affiliates on the date of the Voting Agreement and, from time to time, with full and unconditional authority to grant or withhold a consent or approval in respect of such PICO Shares and to execute and deliver a proxy (or proxies) to vote such PICO Shares at each meeting of the stockholders of the Issuer convened in respect of the matters set forth in the preceding paragraph. The proxy granted pursuant to the Voting Agreement shall be deemed to be a proxy coupled with an interest, is irrevocable (subject to the termination of the Voting Agreement), and shall not be terminated by operation of law or upon the occurrence of any other event.

Accordingly, because of the rights and benefits afforded to the Reporting Person under Voting Agreement, the Reporting Person may be deemed to be the beneficial owner of 10,401,722 shares of Class A Common Stock (including any shares of capital stock of the Issuer acquired by PICO after the date of the Voting Agreement).

The Voting Agreement terminates automatically on the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, and (ii) the Effective Time.

Notwithstanding the foregoing, if a Company Recommendation Change (as defined in the Merger Agreement) is made by the board of directors of the Issuer in response to an Intervening Event (as defined in the Merger Agreement), and the Reporting Person does not exercise its unilateral right to terminate the Merger Agreement, PICO’s voting obligations and the proxy granted by PICO pursuant to the Voting Agreement as described in the preceding paragraphs will no longer be in respect of all PICO Shares, but, in lieu and instead thereof, will be in respect of that number of PICO Shares equal to 28% of the aggregate voting power attributable to all outstanding shares of capital stock of the Issuer.

A copy of the Voting Agreement is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the compete terms of the Voting Agreement.

Except as contemplated by the Merger Agreement, the Voting Agreement or as otherwise set forth in this Item 4, none of the Reporting Person, or, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)	Because of the rights and benefits afforded to the Reporting Person under the Voting Agreement, the Reporting Person may be deemed to have shared power to vote 10,401,722 shares of Class A Common Stock in favor of the adoption of the Merger Agreement by the Issuer’s stockholders and approval of the Merger and the other transactions contemplated under the Merger Agreement, and therefore, for purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of 10,401,722 shares of Class A Common Stock.

Based on (i) 7,958,314 shares of Class A Common Stock outstanding as of March 31, 2017, in reliance on the representation made by the Issuer in the Merger Agreement, and (ii) 10,593,000 Series A Units of UCP, LLC held by PICO as of March 31, 2017 (which are exchangeable for 10,401,722 shares of Class A Common Stock), and assuming full conversion of all Series A Units of UCP, LLC held by PICO into shares of Class A Common Stock, the Reporting Person may be deemed to beneficially own approximately 56.7% of the outstanding shares of Class A Common Stock of the Issuer. The Reporting Person expressly disclaims beneficial ownership of all shares of capital stock of the Issuer subject to the Voting Agreement.

To the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto is the beneficial owner of any shares of capital stock of the Issuer.

(c)	Except as described in this Schedule 13D, there has been no transactions in shares of Class A Common Stock effected by the Reporting Person, or, to the Reporting Person’s knowledge, any of the persons listed on Schedule A hereto, during the past 60 days.

(d)	The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, the shares of capital stock of the Issuer subject to the Voting Agreement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of, and in the Schedule to, this Schedule 13D, and the agreements filed as Exhibits hereto, are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreement described above, to the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or any subsidiary of the Reporting Person or any person listed on Schedule A hereto, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Agreement and Plan of Merger, dated as of April 10, 2017, by and among Century Communities, Inc., Casa Acquisition Corp., and UCP, Inc. (incorporated by reference to Century Communities, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2017).

Exhibit 2:	Voting Support and Transfer Restriction Agreement, dated as of April 10, 2017, by and among Century Communities, Inc., Casa Acquisition Corp., PICO Holdings, Inc., for the limited purposes set forth therein, UCP, Inc., and for the limited purposes set forth therein, UCP, LLC (incorporated by reference to Century Communities, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 11, 2017	Century Communities, Inc.

	By:	/s/ David Messenger
	Name:	David Messenger
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit 1:	Agreement and Plan of Merger, dated as of April 10, 2017, by and among Century Communities, Inc., Casa Acquisition Corp., and UCP, Inc. (incorporated by reference to Century Communities, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2017).

Exhibit 2:	Voting Support and Transfer Restriction Agreement, dated as of April 10, 2017, by and among Century Communities, Inc., Casa Acquisition Corp., PICO Holdings, Inc., for the limited purposes set forth therein, UCP, Inc., and for the limited purposes set forth therein, UCP, LLC (incorporated by reference to Century Communities, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2017).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CENTURY COMMUNITIES, INC.

The following is a list of the directors and executive officers of Century Communities, Inc. (the “Reporting Person”), setting forth the name, business address, present position with the Reporting Person, and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). All directors and executive officers of the Reporting Person listed below are citizens of the United States. The principal address of the Reporting Person, and the current business address for each individual listed below, is 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado, 80111.

Name of Directors	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)

Dale Francescon	Chairman of the Board of Directors and Co-Chief Executive Officer	—

Robert J. Francescon	Co-Chief Executive Officer, President, and Director	—

James M. Lippman	Director	Chairman and Chief Executive Officer, JRK Property Holdings

Keith R. Guericke	Director	Vice Chairman of the Board of Directors, Essex Property Trust, Inc.

John P. Box	Director	Regional Chairman, Newmark Grubb Knight Frank

Name of Executive Officer	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)

Dale Francescon	Chairman of the Board of Directors and Co-Chief Executive Officer	—

Robert J. Francescon	Co-Chief Executive Officer, President, and Director	—

David L. Messenger	Chief Financial Officer	—

J. Scott Dixon	Chief Accounting Officer	—